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                                  EXHIBIT 11

                       OLD KENT FINANCIAL CORPORATION

                     PRIMARY EARNINGS PER SHARE CALCULATION

                                 Three Months Ended June 30     Six Months Ended June 30
P R I M A R Y                        1 9 9 5        1 9 9 4       1 9 9 5       1 9 9 4
NET INCOME.......................   $37,393,000    $36,853,000  $72,096,000    $69,744,000
Less: Preferred stock dividends..       -  0  -        -  0  -      -  0  -        -  0  -

INCOME FOR PRIMARY
 E.P.S. CALCULATION..............   $37,393,000    $36,853,000  $72,096,000    $69,744,000

Avg common shares outstanding....    43,051,865     43,188,325   43,070,506     42,878,921
Common stock equivalents.........       295,788        271,462      316,543        238,297

SHARES FOR PRIMARY
 E.P.S. CALCULATION..............    43,347,653     43,459,787   43,387,049     43,117,218

PRIMARY E.P.S....................         $0.86          $0.85        $1.66          $1.62
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